Exhibit 99.1

Press Release

Headline: A Message from MakeMyTrip Limited’s Group Executive Chairman and Group CEO

New Delhi and New York, March 24, 2020 -- Deep Kalra, Group Executive Chairman and Rajesh Magow, Group CEO, today shared the following message to Company employees:

Dear Go-Trippers,

The last few weeks have been very tough for all of us with the sudden and sharp spread of COVID-19 in India. Our stellar performance in Q3 2020 was sadly short lived as the travel and tourism sector is one of the worst sectors that have been hit by this pandemic. There has been sharp drop in bookings with spiralling cancellations and the latest restrictions on domestic air/rail/bus travel has brought our industry to a virtual standstill.  The entire country has now been put under lock down for the next three weeks to arrest the spread of this pandemic.

These are incredibly tough times that we need to navigate through together! MMYT is known for its resilience, having survived the dot.com bust, 9/11 attacks, SARS epidemic, 2008-09 financial crisis and Indian aviation sector challenges in 2012 and 2019. Economic experts across the world are predicting it to be a global economic tsunami that will have far reaching implications for the global economy. Therefore, we need to focus on two critical areas (i) safety and well-being of our staff, customers and the society at large, and (ii) minimizing the impact to our business from these disruptions.

We are reviewing our operating costs and plan to undertake multiple tough measures to keep overall expenses at a minimum. Being an online company, the majority of our costs are variable, however the situation demands that we take a hard look at all our fixed costs including people costs.

This means we will continue to sharply reduce variable costs like advertising, sales promotions and payment gateway costs, along with optimising IT infrastructure and expenses relating to the functioning of our offices and other establishments. We will immediately cancel all discretionary spends such as events, trainings, etc. and also suspend brand building expenses during the following quarter.

On people costs front, both of us will take the lead and take zero salary effective April 2020, while the rest of our Leadership Team have also offered to take a reduction of approximately 50% in their compensation.

All of the above makes us confident that we would together be able to weather this storm and come out stronger.

At this time, please do take best care of yourself and your loved ones. Be well.

Yours sincerely

Deep and Rajesh